Letter 00006/2017/P

São Paulo, March 22, 2017.

VIA EDGAR TRANSMISSION

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Re:	CPFL Energia, S.A. (CPFL Energy, Inc.) Form 20-F for Fiscal Year Ended December 31, 2015 Form 6-K filed August 12, 2016 Response Dated February 20, 2017 File No. 001-32297

Response to Staff Comment Letter dated March 8, 2017

Dear Ms. Thompson,
We refer to the comment letter from the staff of the United States Securities and Exchange Commission (the “Staff”) dated March 8, 2017, received by CPFL Energia S.A. (“we” or the “Company”) concerning our annual report on Form 20-F filed with the SEC on April 15, 2016 (the “Form 20-F”) and concerning our current report on Form 6-K furnished to the SEC on August 12, 2016 (the “2Q16 results announcement”).  This letter provides our responses to the Staff’s comment mentioned in your letter.  For your convenience, we have reproduced below in italics the Staff’s comment and have provided a response immediately below.

Form 6-K filed August 12, 2016

1.
We have reviewed your response to our comment. We do not object to the presentation of the debt covenant Net Debt/EBITDA pro forma, as shown in your response to the fourth bullet point, for purposes of tracking compliance with the covenants in your credit facilities. However, any other non-GAAP financial measures that apply proportional consolidation for your consolidated subsidiaries that are not 100% owned and for investees accounted for under the equity method of accounting appear to use individually tailored recognition and measurement methods that would violate Rule 100(b) of Regulation G as described in Question 100.04 of the updated Compliance and Disclosure Interpretations on non-GAAP financial measures issued on May 17, 2016. Please remove any such presentations from future filings.

Response to Staff Comment #1

We acknowledge the Staff’s comment and we confirm that we will present the non-GAAP measure Net Debt/EBITDA pro forma in order to disclose compliance with our debt covenants, as shown in the fourth bullet point of our response dated February 20, 2017 to the Staff’s letter dated February 6, 2017, for purposes of tracking compliance with the covenants in our credit facilities.

We also confirm that, in future disclosures, we will not present any other non-GAAP financial measures that apply proportional consolidation for our consolidated subsidiaries that are not 100% owned and for investees accounted for under the equity method of accounting.

* * * *
NOTICES AND ORDERS

We request that all notices and orders issued by the Commission in connection with this letter, the Form 20-F and the 2Q16 results announcement be directed to the following at all times:

Andre Dorf
CPFL Energia S.A.
Rua Gomes de Carvalho, 1510, 14º andar, cj. 1402
04547-005 São Paulo, SP, Brazil
Tel: 55.19.3756.8704 / Fax: 55.19.3756.8075

Copies of notices and orders should be directed to:

Robert Ellison
Shearman & Sterling LLP
Av. Brigadeiro Faria Lima, 3400, 17º andar
04538-132 São Paulo, SP, Brazil
Tel: 55.11.3702.2200 / Fax: 55.11.3702.2224

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Robert Ellison at Shearman & Sterling LLP (telephone +55-11-3702-2200, fax: +55-11-3702-2224, email: robert.ellison@shearman.com).

Sincerely,

/s/ Andre Dorf
CPFL Energia S.A.
Name: Andre Dorf
Title: Chief Executive Officer

/s/ Gustavo Estrella
CPFL Energia S.A.
Name: Gustavo Estrella
Title: Chief Financial Officer

cc:	Lisa Sellars, Staff Accountant Andrew Blume, Staff Accountant Securities and Exchange Commission